Exhibit 99.1
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                       GIVEN IMAGING Ltd. (the "Company")

       Notice regarding the convening of the annual general meeting of the shareholders of the Company

Notice is hereby given regarding the convening of the annual general meeting of the shareholders of the Company, which will take place on May 30, 2006, at 16:00 hrs. at the Company's head offices, Hermon Building, New Industrial Park, Yoqneam.

The subjects on the agenda:
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1.   Election of the board of directors of the Company (except for outside directors) for a term of office to run until the next annual general meeting, or until a special general meeting is convened or until the cessation of their service on the board of directors of the Company is decided upon by a majority of shareholders holding voting rights at the general meeting, directly or by proxy.
2. Approval of the employment agreement of Mr. Nachum Shamir and approval of the compensation to be given to him for his duties as President and Chief Executive Officer of the Company and as a director of the Company, as set forth in the proxy card.
3. Approval of the employment agreement and of the compensation to be given to the Executive Vice-Chairman of the Company's board of directors, Mr. Gavriel Meron, as set forth in the proxy card.
4. Approval of the Company's Equity Plan for the year 2006 and approval to reserve 2,500,000 ordinary shares of the Company to be issued under the aforementioned plan.
5. Approval of the extension of indemnification and insurance coverage to Mr. Nachum Shamir and for Professor Anat Leowenstein, as well as to new directors of the Company in the future, all in accordance with the coverage agreement for directors and the insurance policies in the versions approved in the past by the Company's shareholders and as they may be amended from time to time. The approval for Mr. Shamir and for Prof. Leowenstein shall be retroactive as of the starting date of their tenure of office.
6. Ratification and confirmation of the compensation schedule of the Company's directors (who are not employees of the Company) for services on the board of directors and on the various committees, as set forth in the proxy card.
7. Reappointment of the firm of Somekh Chaikin, a member of KPMG International, as independent auditors of the Company until the next annual general meeting and authorization of the Company's board of directors to determine their remuneration.
8. The Company's Audit Committee shall report on the business of the Company for the year ended December 31, 2005, and shall act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Quorum and adjourned meeting:
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A quorum shall be deemed attained at the general meeting when there are present, in person or by proxy, at least two (2) shareholders holding or representing together at least one third of the voting rights in the Company (hereinafter:
the "Quorum"). In the event that the Quorum is not attained within half an hour after the time set for the meeting, the meeting shall be adjourned until the same day of the next following week, at the same time and at the same site, or until any other day, hour or place as shall be set by the board of directors in a notice to the shareholders (hereinafter: the "Adjourned Meeting"). At the Adjourned Meeting, a quorum shall consist of one shareholder or more present in person or by proxy or in any other manner permitted by the Israeli Companies
Law, who holds at least one share. The matters for which the meeting was called shall be discussed at the Adjourned Meeting. Any shareholder as defined in article 177(1) of the Israeli Companies Law, 5759-1999 (hereinafter: the "Companies Law"), who is asked to prove his shareholding ownership for the purpose of voting at the general meeting, shall submit to the Company a confirmation from the Tel Aviv Stock Exchange member with which his right to the share is registered, in regard to his ownership of the share at the time specified below, in accordance with the supplement to the Companies Regulations (proof of ownership of the share for the purpose of voting at the general meeting), 5760 - 2000. The date for determining the right of shareholders to vote at the general meeting, pursuant to article 182(B) of the Companies Law, is April 30, 2006.

The majority required for approval of the matters on the agenda:
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The majority required for approval of the matters on the agenda shall be the majority of votes of the shareholders present and participating in the voting in person or by proxy.

Place and time for review:
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The shareholders may review the full version of the proposed decisions at the
Company's offices at the address mentioned above, after prior co-ordination. The telephone number of the Company offices is: 04-9097777.

Proxy cards and notices of positions taken:
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1.   Proxy cards regarding the subjects on the agenda of the general meeting and notices of positions taken, to the extent they are received can be found at the Company's offices at the addresses indicated above, and also at the distribution site of the Israel Securities Authority at the address www.magna.isa.gov.il and at the site of the Tel Aviv Stock Exchange www.tase.co.il.
2. Voting by means of proxy cards shall be on part two of the proxy card as published at the distribution site.
3. A shareholder whose shares are registered at a member of the Tel Aviv Stock Exchange is entitled to receive the confirmation of ownership at the branch of the Tel Aviv Stock Exchange member or by mail delivery with delivery costs to be paid by the shareholder, if so requested, and a request in this matter shall be given in advance to the specific securities account.
4. A non-registered shareholders has the right to receive via electronic mail with no connection charge, a proxy card and notices of positions at the distribution site, from the Tel Aviv Stock Exchange member through which he holds his shares, if he has notified the Tel Aviv Stock Exchange member that he is interested in receiving said communication, provided notice is given regarding the specific securities account and in good time in advance of the set date.
5. The final date for submitting position notices to the Company: up to 10 days after the record date.
6. The final date for submitting proxy cards to the Company: not later than 72 hours before the general meeting is convened.



                                                          Given Imaging Ltd.